1875 Lawrence Street, Suite 300 Denver, Colorado 80202-1805 Main (800) 955-9988 Fax (303) 534-5627

April 29, 2020

Via E-MAIL AND EDGAR

Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, NY 10281

Re:	Comment/Response Letter for Proposed Reorganizations of various series of ICON Funds into SCM Trust (File Nos. 333-176060 and 811-05617) (the “Registrant”).

Dear Mses. Lithotomos and Hamilton:

On behalf of the Registrant this letter provides responses to the most recent comments Ms. Hamilton provided to the two prospectus/proxy registration statements of the Registrant on Form N-14 filed with the SEC on April 27, 2020 (Accession Nos. 0001398344-20-008462 and 0001398344-20-008456), and to the Rule 485(a) filing of the Registrant on Form N-1A filed with the SEC on April 27, 2020 (Accession No. 0001398344-20-008467).

1.	Comment: Please add an independent auditor’s consent in an amendment to the Rule 485(a) filing, marked to show any changes.

Response: The auditor’s consent has been included in an amendment to the filing, which is marked to show any changes.

2.	Comment: In the Combined N-14, please review and update as necessary the Capitalization Table for the Institutional Class Shares of the ICON Equity Income Fund in a Rule 497 filing.

Response: The following updated capitalization table will be included in a Rule 497 filing:

	ICON Equity Income Fund - Class S Shares	ICON Risk-Managed Balanced Fund - Class S Shares	Pro Forma Adjustments	ICON Equity Income Fund - Institutional Shares
Net Assets	$34,529,279	$6,122,326	$-	$40,651,605
Shares Outstanding	2,567,233	475,705	(20,514)	3,022,424
Net Asset Value Per Share	$13.45	$12.87		$13.45

3.	Comment: In the Combined N-14, on page 44 correct the expected portfolio turnover reference to the applicable Fund for the C.2 Reorganization in a Rule 497 filing.

Response: The reference will be changed to the ICON Equity Income Fund in a Rule 497 filing.

4.	Comment: Please review the Fee Tables in the Combined N-14 in light of the updated Capitalization Tables dated 3/31/2020 and make any required adjustments in a Rule 497 filing.

Response: The Registrant confirms there will be adjustments to the Fee Tables, and such adjustments will be made in a Rule 497 filing.

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Very truly yours,

/s/ Gregory T. Pusch

Gregory T. Pusch

General Counsel (Shelton Capital Management)

& CCO (SCM Trust and Shelton Capital Management)

Cc:	Peter H. Schwartz, Esq. (Counsel to the Registrant)

Davis Graham & Stubbs LLP

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